Filed by: CBS Outdoor Americas Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: CBS Corporation
Commission File No.: 333-196652

July 10, 2014

CBS CORPORATION ANNOUNCES PRELIMINARY RESULTS OF

CBS OUTDOOR EXCHANGE OFFER

CBS Corporation (NYSE: CBS.A and CBS) today announced that based on preliminary results, its previously announced offer to its shareholders to exchange their shares of CBS Class B common stock for up to 97 million shares of CBS Outdoor Americas Inc. (NYSE: CBSO) common stock that are owned by CBS was oversubscribed. The exchange offer expired at 12:00 midnight, New York City time, on July 9, 2014. Under the terms of the exchange offer, 2.1689 shares of CBS Outdoor common stock will be exchanged for each share of CBS Class B common stock accepted in the exchange offer.

According to the exchange agent, Wells Fargo Bank, N.A., 304,086,134 shares of CBS Class B common stock were tendered prior to the expiration of the exchange offer, including 100,151,366 shares of CBS Class B common stock validly tendered and not validly withdrawn and 203,934,768 shares of CBS Class B common stock that were tendered by notice of guaranteed delivery. CBS has accepted 44,723,131 of the tendered shares in exchange for 97 million shares of CBS Outdoor common stock owned by CBS. Because the exchange offer was oversubscribed, CBS accepted tendered shares of CBS Class B common stock on a pro rata basis in proportion to the total number of shares tendered and not validly withdrawn. Shareholders who owned fewer than 100 shares of CBS Class B common stock, or an “odd lot,” and who validly tendered all of their shares, will not be subject to proration in accordance with the terms of the exchange offer.

Based on the total number of shares of CBS Class B common stock reported to be tendered prior to the expiration of the exchange offer, it is estimated that approximately 14.6% of the tendered shares of CBS Class B common stock that are subject to proration will be exchanged, assuming all shares tendered by guaranteed delivery procedures are delivered under the terms of the exchange offer. This preliminary proration factor is subject to change based on the number of tendered shares that satisfy the guaranteed delivery procedures.

CBS expects to announce the final proration factor promptly following the expiration of the guaranteed delivery period, which is expected to occur on July 14, 2014. Promptly after the final proration factor is announced, shares of CBS Class B common stock tendered but not accepted for exchange will be returned to the tendering shareholders in book-entry form. Also at that time, the exchange agent will credit shares of CBS Outdoor common stock for distribution in the exchange offer in book-entry form to accounts maintained by the CBS Outdoor transfer agent for tendering shareholders who have validly tendered and not validly withdrawn their shares of CBS Class B common stock. Checks in lieu of fractional shares of CBS Outdoor common stock will be delivered after the exchange agent has aggregated all fractional shares and sold them in the open market.

Additional Information

The terms and conditions of the exchange offer are more fully described in the registration statement on Form S-4, which includes a prospectus, previously filed by CBS Outdoor with the Securities and Exchange Commission (“SEC”), as well as a Schedule TO, previously filed by CBS with the SEC, in each case as amended. The prospectus contains important information about CBS, CBS Outdoor, the exchange offer, the separation of CBS Outdoor from CBS, and related matters.

Investors can obtain a free copy of the prospectus and any other related documents on the web sites of the SEC, www.sec.gov, CBS, www.cbscorporation.com, and CBS Outdoor, www.cbsoutdoor.com.

Disclosure Notice

All statements in this release other than statements of historical fact are, or may be deemed to be, “forward-looking” statements, and reflect CBS Corporation’s current expectations concerning future results and events. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. Important factors that could cause actual results to differ materially from our expectations include, without limitation: changes in legislation, tax rules or market conditions; other domestic and global economic, business, competitive and/or other regulatory factors affecting CBS Corporation’s businesses generally, including CBS Outdoor Americas Inc.; and other factors described in CBS Corporation’s news releases and filings with the SEC including, but not limited to, its most recent Forms 10-K, 10-Q and 8-K.Other risks and uncertainties are described in the Registration Statement on Form S-4, as amended, of CBS Outdoor Americas Inc. filed with the SEC. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this news release. We intend these forward-looking statements to speak only as of the time of this release and, except to the extent required by applicable securities laws, we do not undertake any obligation to update any forward-looking statements contained in this release as a result of new information or future events or developments.

About CBS Corporation

CBS Corporation (NYSE: CBS.A and CBS) is a mass media company that creates and distributes industry-leading content across a variety of platforms to audiences around the world. The Company has businesses with origins that date back to the dawn of the broadcasting age as well as new ventures that operate on the leading edge of media. CBS owns the most-watched television network in the U.S. and one of the world’s largest libraries of entertainment content, making its brand – “the Eye” – one of the most recognized in business. The Company’s operations span virtually every field of media and entertainment, including cable, publishing, radio, local TV, film, outdoor advertising, and interactive and socially responsible media. CBS’s businesses include CBS Television Network, The CW (a joint venture between CBS Corporation and Warner Bros. Entertainment), Showtime Networks, CBS Sports Network, TVGN (a joint venture between CBS Corporation and Lionsgate), Smithsonian Networks, Simon & Schuster, CBS Television Stations, CBS Radio, CBS Outdoor, CBS Television Studios, CBS Global Distribution Group (CBS Studios International and CBS Television Distribution), CBS Interactive, CBS Consumer Products, CBS Home Entertainment, CBS Films and CBS EcoMedia. For more information, go to www.cbscorporation.com.

About CBS Outdoor

CBS Outdoor Americas Inc. (NYSE: CBSO) is one of the largest lessors of advertising space on out-of-home advertising structures and sites across the U.S., Canada and Latin America. The Company’s portfolio primarily consists of billboard displays, which are predominantly located in densely populated major metropolitan areas and along high-traffic expressways and major commuting routes. In addition, the Company has a number of exclusive multi-year contracts that allow it to operate advertising displays in municipal transit systems where its customers are able to reach millions of commuters on a daily basis. The Company has displays in all of the 25 largest markets in the U.S. and over 180 markets in the U.S., Canada and Latin America, including in some of the most heavily trafficked locations, such as the Bay Bridge in San Francisco, Sunset Boulevard in Los Angeles and Grand Central Station and Times Square in New York City. More information is available at www.cbsoutdoor.com.

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Press Contact:
Dana McClintock	212-975-1077	dlmcclintock@cbs.com
Shannon Jacobs	212-975-3161	SLJacobs@cbs.com

Investor Contact:
Adam Townsend	212-975-5292	adam.townsend@cbs.com
Greg Lundberg	212-297-6441	greg.lundberg@cbsoutdoor.com

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